SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



                                SCHEDULE 14D-1
                              (Amendment No. 4)

                            TENDER OFFER STATEMENT
                     PURSUANT TO SECTION 14(d)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934



                              LORAL CORPORATION
                          (Name of Subject Company)

                         LOCKHEED MARTIN CORPORATION
                         LAC ACQUISITION CORPORATION
                                 (Bidders)

                   Common Stock, par value $0.25 per share
                      (Title of Class of Securities)

                              543859 10 2
                  (CUSIP number of Class of Securities)

                          Frank H. Menaker, Esq.
                      Lockheed Martin Corporation
                         6801 Rockledge Drive
                        Bethesda, Maryland  20817
                           (301) 897-6000
                (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                             With a copy to:

                           Peter Allan Atkins, Esq.
                             Lou R. Kling, Esq.
                       Skadden, Arps, Slate, Meagher & Flom
                            919 Third Avenue
                         New York, New York 10022
                             (212) 735-3000


                    This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule 14D-1 (as may be amended from time to time, the "Schedule 14D-1") of LAC Acquisition Corporation, a New York corporation (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Lockheed Martin"), filed on January 12, 1996 with the Securities and Exchange Commission (the "Commission") in respect of the tender offer (the "Offer") by the Purchaser for all of the outstanding shares of Common Stock, par value $.25 per share, of Loral Corporation (the "Company"). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 7, 1995 by and among the Company, Purchaser and Lockheed Martin. All capitalized terms set forth herein which are not otherwise defined herein shall have the same meanings as ascribed thereto in the Offer to Purchase, dated January 12, 1996 (which is attached as Exhibit (a)(9) to the Schedule 14D-1 (the "Offer to Purchase")). In connection with the foregoing, the Purchaser and Lockheed Martin are hereby amending and supplementing the Schedule 14D-1 as follows:

          Item 10.  Additional Information.

               Item 10(e) is hereby amended and supplemented by the addition of the following paragraph thereto:

                         "Silverman Lawsuit.  The Company and
               certain of its directors (the "Director Defendants") have been named as defendants in a purported class action lawsuit entitled Irene Silverman v. Bernard
               L. Schwartz, Frank C. Lanza, Howard Gittis, Robert
               B. Hodes, Gershon Kekst, Charles Lazarus, Malvin A. Ruderman, E. Donald Shapiro, Allen M. Shinn, Arthur
               L. Simon, Thomas J. Stanton, Jr., Daniel
               Yankelovitch and Loral Corporation, Index Number 96-102623 (such lawsuit, the "Silverman Lawsuit"), which was filed in the Supreme Court of the State of New York, in the County of New York, on or about February 9, 1996. Such action purports to be brought as a class action on behalf of all shareholders of the Company. The complaint in the Silverman Lawsuit (the "Silverman Complaint") alleges, among other things, that (a) the payment by the Company of $18 million to Mr. Bernard L. Schwartz, the chairman and chief executive officer of the Company, pursuant to the "change of control" provisions of Mr. Schwartz' employment agreement with the Company, is allegedly not required by the terms of Mr. Schwartz' employment agreement and therefore is allegedly a waste of corporate assets and a breach of the fiduciary duties of the Director Defendants, and (b) in the event that the "change of control" provisions of Mr. Schwartz' employment agreement are held to require such $18 million payment, the Director Defendants allegedly breached their fiduciary duties (i) by approving the terms of such employment agreement in an allegedly reckless manner and (ii) by allegedly structuring the transaction so as to trigger such change of control provisions and/or by failing to require that Mr. Schwartz surrender any claim to such $18 million payment.

                         As relief, the Silverman Complaint seeks,
               among other things, (a) an injunction enjoining or rescinding any payments to Mr. Schwartz to be made in connection with the Merger, (b) the award of compensatory damages in an unspecified amount, and
               (c) the award to plaintiff of its reasonable costs and expenses, including reasonable attorney's fees. The Company has notified Lockheed Martin that it believes that the Silverman Lawsuit is without merit and that it intends to vigorously defend such action. The above summary of the Silverman Lawsuit does not purport to be complete and is qualified in its entirety by reference to the full text of the Silverman Complaint, which is attached as Exhibit
               (c)(13) hereto and which is hereby incorporated herein by reference.

                         SEC Inquiry.  On February 8, 1996,
               Lockheed Martin was informed by the Commission of an informal inquiry by the Commission into trading in common stock of the Company preceding the January 8, 1996 public announcement that the Company and Lockheed Martin were entering into the Transaction. The Commission has requested, and Lockheed Martin has provided to the Commission, certain information relating to the Transaction and the events preceding such public announcement."

                    Item 10(f) is hereby amended and supplemented by incorporating by reference therein the press release issued by Lockheed Martin on February 27, 1996, a copy of which is filed as Exhibit (a)(12) to the Schedule 14D-1.

          Item 11.  Material to be Filed as Exhibits

                    Item 11 is hereby amended and supplemented by the addition of the following exhibits thereto:

            Exhibit (a)(12)   Form of press release issued by
                              Lockheed Martin on February 27, 1996.

            Exhibit (c)(13)   Complaint in an action filed in the
                              Supreme Court of the State of New
                              York, County of New York, entitled
                              Irene Silverman v. Bernard L.
                              Schwartz, Frank C. Lanza, Howard
                              Gittis, Robert B. Hodes, Gershon
                              Kekst, Charles Lazarus, Malvin A.
                              Ruderman, E. Donald Shapiro, Allen M.
                              Shinn, Arthur L. Simon, Thomas J.
                              Stanton, Jr., Daniel Yankelovitch and
                              Loral Corporation, Index Number 96-
                              102623.


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   LAC ACQUISITION CORPORATION

                                   By:/s/    STEPHEN M. PIPER
                                      Name:  Stephen M. Piper
                                      Title: Assistant Secretary

          Dated: February 27, 1996



                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   LOCKHEED MARTIN CORPORATION

                                   By:/s/    STEPHEN M. PIPER
                                      Name:  Stephen M. Piper
                                      Title: Assistant Secretary

          Dated: February 27, 1996



     EXHIBIT INDEX

     Exhibit No.                   Description

       Exhibit (a)(12)   Form of press release issued by Lockheed Martin
                         on February 27, 1996.

       Exhibit (c)(13)   Complaint in an action filed in the Supreme
                         Court of the State of New York, County of New
                         York, entitled Irene Silverman v. Bernard L.
                         Schwartz, Frank C. Lanza, Howard Gittis, Robert
                         B. Hodes, Gershon Kekst, Charles Lazarus,
                         Malvin A. Ruderman, E. Donald Shapiro, Allen M.
                         Shinn, Arthur L. Simon, Thomas J. Stanton, Jr.,
                         Daniel Yankelovitch and Loral Corporation,
                         Index Number 96-102623.


     Exhibit (a)(12)

                                             FOR IMMEDIATE RELEASE

          TENDER OFFER EXTENSION
          Bethesda, Maryland, February 27, 1996 - Lockheed Martin Corporation (NYSE:LMT) announced today that it is extending its Offer to purchase all outstanding shares of common stock of Loral Corporation (NYSE:LOR) for $38 net cash per share until 12:00 midnight Eastern Standard Time on Wednesday, March 20, 1996. The terms of the extended Offer are identical to those in the original Offer contained in the Offering Materials filed with the SEC on January 12, 1996.

                    Details follow:

                    In addition to the $38 net cash per share, following consummation of the Offer, Loral has agreed to distribute to its shareholders for each share of Loral common stock held one share of common stock of the newly formed Spin-Off company, Loral Space & Communications, Ltd. (Loral Space), formed in Bermuda. Those persons who hold Shares immediately prior to the time of consummation of the Offer (whether or not the Shares are tendered pursuant to the Offer) will participate in the distribution of shares of Loral Space in connection with the Spin-Off.

                    As described in the Offering Materials, the Offer is conditioned upon receiving certain governmental approvals and the satisfaction or waiver of a number of conditions. The conditions include the following: (1) That the antitrust waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the HSR Act), with respect to the Offer shall have expired or been terminated. On February 8, 1996, the Federal Trade Commission (FTC) issued a request for additional information. Lockheed Martin and Loral are in the process of providing the FTC with the requested information. This will extend the waiting period under the HSR Act until 10 days after the date on which Lockheed Martin substantially complies with the FTC's request, unless the FTC decides to terminate the waiting period earlier.
          (2) That the record date for the Spin-Off has been set by the Board of Directors of Loral Corporation (this is itself conditioned upon, among other things, that the shares of Loral Space have been registered under the federal securities laws).

                    As noted in the offering materials, in the event that the approvals are not received prior to the new March 20 Offer expiration date, Lockheed Martin has agreed to further extend the Offer as necessary.

                    Loral Corporation has advised Lockheed Martin that, at least 10 days prior to the record date for the Spin-Off (the time of the record date is expected to occur immediately prior to the time on which the Offer is consummated), Loral Corporation will give notice of the record date and will distribute to holders of Loral shares an information statement or prospectus relating to the Spin-Off and Loral Space.

                    As of the close of business on Monday, February 26, 1996, 60,250,545 Shares had been tendered and not withdrawn.

                    Lockheed Martin, headquartered in Bethesda,
          Maryland, is a highly diversified advanced technology company, with business sectors in aeronautics, space and strategic missiles, electronics, information and technology services and energy and environment. Loral, headquartered in New York City, is a high technology company that primarily concentrates in defense electronics, communications, space and systems integration.

          CONTACT:

          Charles Manor/Lockheed Martin Corporation/301-897-6258
          Joanne Hvala/Loral Corporation/212-697-1105
          Ruth Pachman or Jim Fingeroth/Kekst & Co./212-593-2655


          Exhibit (c)(13)

          SUPREME COURT OF THE STATE OF NEW YORK
          COUNTY OF NEW YORK
          - - - - - - - - - - - - - - - - - x
          IRENE SILVERMAN,
                                            :
                              Plaintiff,
                                            :
                    -against-
                                            :
          BERNARD L. SCHWARTZ, FRANK C.
          LANZA, HOWARD GITTIS, ROBERT B.   :
          HODES, GERSHON KEKST, CHARLES
          LAZARUS, MALVIN A. RUDERMAN, E.   :      DERIVATIVE COMPLAINT
          DONALD SHAPIRO, ALLEN M. SHINN,
          ARTHUR L. SIMON, THOMAS J.        :
          STANTON, JR., and DANIEL
          YANKELOVITCH,,                    :

                              Defendants.   :

                    -and-                   :

          LORAL CORPORATION,                :

                         Nominal Defendant. :

          - - - - - - - - - - - - - - - - - x

               Plaintiff Irene Silverman, for her derivative complaint herein, alleges:

                    1.   Plaintiff brings this shareholder
          derivative action on behalf of, and for the benefit of, nominal defendant Loral Corporation ("Loral"). She has owned common stock of Loral for more than 35 years.

                    2.   Loral is a New York corporation with
          headquarters at 600 Third Avenue, New York, N.Y. Loral is a leading supplier of advanced electronic systems, components and services to U.S. and foreign governments for defense and non-defense applications. The Company's principal business areas are: electronic combat; training and simulation; tactical weapons; command, control communications and intelligence/reconnaissance; systems integration; and telecommunications and space systems.

                    3. The individual defendants are directors of Loral. Bernard Schwartz is also chairman of the board and chief executive officer; and Frank Lanza is also president and chief operating officer.

                    4.   By contract dated as of January 7, 1996
          (the "merger agreement"), Loral and Lockheed Martin Corporation agreed that Loral would be merged with a subsidiary of Lockheed Martin, which already owns both the Lockheed Corporation and Martin Marietta Corporation. The merger agreement also provides that, prior to consummation of the merger, Loral will transfer its space and satellite communications assets to a newly created subsidiary, Loral Space & Telecommunications, Ltd., a Bermuda corporation ("Loral Space"), and Loral Space will then be spun off to Loral's common stockholders. Thus, the effect of the merger is simply to sell certain of Loral's businesses to Lockheed Martin. Loral will continue to operate the remainder of its businesses under existing management and board of directors, under the "Loral" name.

                    5. The defendant directors all voted in favor of the merger and, pursuant to the merger agreement, on or about January 12, 1996, Lockheed Martin commenced a tender offer for any and all Loral shares at a price of $38 per share. The offer, which is currently scheduled to expire at midnight, February 29, 1996, is conditioned upon Lockheed Martin receiving tenders of shares which, when added to the shares Lockheed Martin already owns, will give it at least 66% of Loral's common shares outstanding. After consummation of the tender offer, Lockheed Martin will effectuate the merger, cashing out the non-tendering shareholders at the $38 per share price offered in the tender offer.

                    6. In connection with these transactions, the defendant directors agreed that Loral will pay $18 million to its chairman and chief executive officer, Bernard L. Schwartz, ostensibly pursuant to the "change of control" provisions of Mr Schwartz' employment agreement with Loral. This payment is not required by the employment agreement and is a waste and gift of corporate assets and a breach of the directors' fiduciary duties.

                    7.   Mr. Schwartz' employment agreement
          provides that if there is a "change of control" of Loral, he has the option of terminating the agreement and receiving a lump sum severance payment. To trigger this provision, a transaction must either result in the acquisition of the entire company by another company, or must entail a hostile acquirer obtaining control of the company over the objections of a majority of the incumbent directors. Neither situation has occurred here.

                    8. First, Lockheed Martin has acquired only specific businesses currently owned by Loral, and not the entire company. The net effect of these transactions is no different than if Loral had decided simply to sell its defense electronics and systems integration businesses directly to Lockheed Martin, a situation which could not possibly be deemed a change of control. The particular form of the transaction defendants decided to utilize here, i.e., a spin-off followed by a merger, should have no bearing on the substance of Loral's contractual obligations to Mr. Schwartz.

                    9.   Second, the merger and spin-off are not
          hostile transactions, since Mr. Schwartz initiated these transactions and had a decisive voice in determining the form they would take, and they have received unanimous board approval.

                    10. Third, Mr. Schwartz has not terminated his employment with the company. To the contrary, he is staying on as Chairman and Chief Executive Officer of Loral Space, with as much autonomy and control as he previously had, and at essentially the same compensation he previously enjoyed. In addition, he will become Vice Chairman of Lockheed Martin. Mr. Schwartz' power and autonomy have thus increased dramatically as a result of these transactions.

                    11.  Fourth, Mr. Schwartz will also reap
          enormous personal profit from these transactions, irrespective of the $18 million payment. In exchange for his 3.57 million shares of Loral common stock, he is entitled to receive an equivalent number of Loral Space shares, plus about $70 million in cash ($38 per share less his cost in exercising his Loral stock options).

                    12. In the event that the "change of control" provisions of Mr. Schwartz' employment agreement are deemed to be triggered by these transactions, the director defendants have breached their fiduciary duties by (1) recklessly approving an employment agreement that provides huge windfall payments to Mr. Schwartz in circumstances such as this, which amount to a waste and gift of corporate assets, and (2) by structuring the transaction so as to trigger unnecessarily the change of control provision, and/or by failing to require Mr. Schwartz to surrender any claim to such windfall payments as a condition to their approval of the merger.

                    13. It would be futile for plaintiff to make a presuit demand on Loral's board of directors for the relief sought herein. The directors of Loral directly participated in the approval of Mr. Schwartz' employment agreement and in the decision to pay him $18 million in connection with the Lockheed Martin merger. They cannot now be expected to make a disinterested evaluation of their own conduct.

                    Wherefore, plaintiff prays for judgment:

                    A.   Enjoining or rescinding any payments to
          Mr. Schwartz to be made in connection with the merger, and/or awarding compensatory damages therefor.

                    B.   Awarding plaintiff the reasonable costs
          and disbursements of this action, including reasonable attorney's fees.

          Dated:    New York, New York
                    February 9, 1996

                                       SILVERMAN, HARNES & HARNES
                                       International Plaza
                                       750 Lexington Avenue
                                       New York, New York 10022
                                       (212) 754-2333